EXHIBIT 99.1

PyroGenesis Confirms Delivery of Plasma Torch to One of the World’s Largest Producers of Iron Ore for Use in Induration Furnace

Latest milestone reached towards first-ever implementation of plasma torches in key upstream steelmaking process.

MONTREAL, July 05, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce today that, further to its press release dated February 8, 2022, it has completed the delivery of its 1-MW plasma torch to Client A (the “Client”), for use in the company’s iron ore pelletization system, a key upstream part of the steelmaking process. With all contracted components related to the Company’s plasma torch system now on site, next steps can proceed at the discretion of the client.

“This on-schedule delivery signals the push into the final leg of this journey,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Since we announced our participation in the international consortium studying the use of plasma in iron ore pelletization for the first time, the response to the possibilities presented by our plasma torches, and the subsequent scale at which several of the world’s largest iron ore producers and steelmakers have been willing to investigate such a major change to their process in partnership with PyroGenesis, has been remarkable.”

The installation of the plasma torch system and all related peripherals is estimated to take approximately 3 to 4 weeks, after which a Site Acceptance Test (SAT) will be performed.

The SAT was initially scheduled to be completed for the end of July 2022. The Client has recently informed PyroGenesis that they would prefer to extend the process by up to an additional 90 days. This additional time was requested due to delays in implementing significant modifications to their site that the Client is making, at their expense. The Client has assured PyroGenesis that all required civil, electrical, and mechanical engineering work are advancing as required, and this process extension represents changes to scheduling and reallocation of materials and personnel, with all objectives remaining the same.

“It is extremely exciting to have a technology that can directly and significantly reduce carbon emissions in the upstream step of steelmaking. It is such a rare opportunity,” continued Mr. Pascali. “By replacing heavily polluting diesel and bunker fuel burners with clean combustion-less plasma torches, iron ore pelletizers around the world will dramatically reduce their reliance on environmentally damaging fossil fuels. And now, after extensive modeling, simulations, business case development, production, and live factory tests – during a period that was engulfed by a global pandemic – our plasma torch system for iron ore pelletization is now on-site with the Client in preparation for first-ever live factory usage toward that carbon reduction goal. We are excited to have reached this final stage and we look forward to working with the Client during the installation and final site acceptance testing phase.”

As previously disclosed, Client A is a multi-billion-dollar international producer of iron ore pellets and one of the largest in the industry, whose name will remain confidential for competitive reasons. The Client, which has committed to reduce its GHG emissions, has over ten (10) iron ore pelletization plants, each possibly requiring up to 50 plasma torches, or more than 500 torches in total.

It has also been previously disclosed that the Client requested and received from PyroGenesis a cost estimate for 36 plasma torches of between USD $75-$95 million (Cdn equivalent: $95-115 million).

PyroGenesis holds the global patent for the use of plasma torches in iron ore pelletization.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasm a technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/